ERSTE GROUP BANK AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - 50100
Fax: +43 (0)5 0100 9 -10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20100

Erste Bank Der Oesterreichischen 082-05066

RECEIVED 2009 JUN 24 A 1:25

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten / Transmission consists of **2** Seite(n) einschließlich dieser. / page(s) including this.

SUPPL

Nachricht/Message

„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

09046388

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

dlw 6/24

Datum/Date: **22.06.2009**

ERSTE GROUP

Announcement

Vienna, 22 June 2009

Trading in the new shares will start on 22 June 2009

A total of 912,323 shares were issued under the bank's Employee Share Ownership Programme (ESOP) of Erste Group on 28 May 2009. As a result, the total number of Erste Group shares rose from 317,012,763 to 317,925,086. Trading in the new shares will start on 22 June 2009 in Vienna, Prague and Bucharest. Shares purchased under the programme must be held for a minimum of one year.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.